Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

FOR THE YEAR ENDED DECEMBER 31,

(in millions, except ratios)

	2010	2009	2008	2007	2006
Earnings:
Income (loss) from continuing operations before income taxes	$548	$(1,498)	$792	$4,802	$3,515
Noncontrolling interests’ share of earnings of majority-owned subsidiaries without fixed charges	—	—	—	—	—
Equity income	(54)	(17)	(130)	(168)	(127)
Fixed charges added to earnings	532	508	452	454	436
Distributed income of less than 50 percent-owned persons	33	56	81	51	37
Amortization of capitalized interest:
Consolidated	39	30	26	21	21
Proportionate share of 50 percent-owned persons	—	—	—	—	—

Total earnings	$1,098	$(921)	$1,221	$5,160	$3,882

Fixed Charges:
Interest expense:
Consolidated	$494	$470	$407	$401	$384
Proportionate share of 50 percent-owned persons	—	—	1	3	5

	494	470	408	404	389

Amount representative of the interest factor in rents:
Consolidated	38	38	43	48	45
Proportionate share of 50 percent-owned persons	—	—	1	2	2

	38	38	44	50	47

Fixed charges added to earnings	532	508	452	454	436

Interest capitalized:
Consolidated	96	165	167	199	128
Proportionate share of 50 percent-owned persons	—	—	2	4	2

	96	165	169	203	130

Preferred stock dividend requirements of majority-owned subsidiaries	—	—	—	—	—

Total fixed charges	$628	$673	$621	$657	$566

Ratio of earnings to fixed charges	1.7	(A )	2.0	7.9	6.9

(A) For the year ended December 31, 2009, there was a deficiency of earnings to cover the fixed charges of $1,594.